UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated June 6, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: June 6, 2006	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

PORTAL ADVANCES ARROYO VERDE PROJECT IN ARGENTINA

Portal Resources Ltd. (TSX-V: PDO) provides the following update on the Phase 2 - 3,500 meter reverse circulation (RC) drill program at its 100 percent owned Arroyo Verde gold-Silver property located in northeastern Chubut province, Patagonia, Argentina. The Arroyo Verde project consists of 40,000 hectare (155 square miles) and due to excellent access and infrastructure is amenable to year round exploration.

Drilling continues at the South Dome epithermal gold-silver target with fifteen of the planned 25 to 30 RC holes completed to date with assays pending. The South Dome target is a large, gravel covered, 2 kilometer by 1.5 kilometer resistivity and chargeability high geophysical anomaly which is similar to the anomalies associated with the high grade epithermal gold-silver mineralization in the Principal Vein, located 400 meters to the north.

The drilling to date on the two eastern most drill fences (fences 3 and 4 of a total of 4) indicates a new altered rhyolite dome with dimensions of 400-700 meters. Drilling on the southern margin of this altered dome has intersected strong quartz stockwork and sulphides with three epithermal veins in holes PO-63 and PO-64. The holes are separated by 500 meters and mineralization is open on strike to the east and west.

Vertical drill hole PO-63, on fence four, intersected a strong quartz sulphide stockwork from 84-163 meters (79 meters) with quartz veins from 123-128 meters, 147-149 meters and 155-163 meters. Vertical drill hole PO-64, on fence three, 500 meters to the west of fence four, intersected a strong quartz sulphide stockwork from 49-92 meters (53 meters) with quartz breccia veins from 49-55 meters, 61-69 meters and 76-92 meters.

Portal Resources is highly encouraged by the discovery of a new strong quartz stockwork and epithermal vein system on the south margin of this newly defined altered rhyolite dome. Drilling has now started on fence two and will test this new discovery area 500 meters to the west as well as with several angle RC holes between holes PO-63 and PO 64.

The initial two holes have been completed on the Refugio-Porvenir porphyry target, a large, 4 kilometer by 2 kilometer, strong geophysical IP chargeability anomaly. The anomaly is associated with an outer propylitic and inner argillic-phyllic alteration halo with well-defined anomalous molybdenum-lead-zinc-silver-barium rock and soil geochemical anomalies.

Holes PO-53, and PO-54 were drilled in the center of the IP chargeability anomaly spaced 380 meters apart and were completed to depths of 320 and 306 meters respectively. The holes intersected 260 and 160 meters of rhyolitic ignimbrite respectively overlying a silicious rhyodacitic intrusive. In the upper rhyolite ignimbrite unit strong argillic quartz alteration is widespread consisting of intense kaolinite and quartz with zones of silicification and with limonite and pyrite veinlets, disseminated, and stockworks (with a total pyrite content of 5-15%). In the lower rhyodacite intrusive unit strong prophylic chlorite and green clay alteration and strong silicification predominate with disseminated pyrite and fine grey veinlets of molybdenite and sphalerite. The intrusive rhyodacite unit is associated with the widespread alteration and is becoming shallower to the north of hole PO - 54.

Hole PO-53 was anomalous in zinc and molybdenite in the lower intrusive unit with zinc ranging from 0.050 to 1.0 % from 170-320 meters and molybdenite from 300-320 meters averaging 0.0150% . Hole PO 54 was strongly anomalous in zinc and molybdenite in the lower intrusive unit averaging 0.22 % zinc and 0.029 % molybdenite and 340 ppm copper from 214-306 meters (92 meters). The last four meters of the drill hole averaged 0.34 % zinc, 0.27 % lead and 0.045 % molybdenite from 302-306 meters.

This large altered mineralized system, intersected in both drill holes is interpreted to be related to the silicious intrusive below the younger ignimbritic unit indicating a porphyry style system. The drilling has been concentrated in the center of the sulphide related IP anomaly. The strong zinc and molybdenite mineralization is indicative of the outer margin of a porphyry copper-molybdenum system. Two additional holes are planned to the north and northwest of Hole PO 54 to test 1) the northwest part near the edge of the IP anomaly and 2) to the north where the silicious intrusive subcrops under shallow gravel cover.

Portal is very encouraged by drill results received to date in the Refugio-Porvenir target as the data indicate wide spread porphyry style sulphide mineralization associated with a silicious intrusive. Further drilling will guide exploration in this very large mineralized system.

Additionally, in Phase 2 a 2,500 meter diamond drill program is planned in June 2006 to further test the high grade gold-silver mineralization in the Principal Vein. The Principal Vein can be traced along surface for 700 meters and has only been drilled to a depth of 125 to 150 meters. This drilling will test the vein at 200 – 250 meters below surface.

Sampling procedure at Arroyo Verde is to prepare two splits from the reverse circulation cuttings at the drill pad, which are sealed and stored at the project site in a secure location. One is retained for reference with the other collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analyzed by fire assay for gold and silver and ICP for trace elements. All work on the project is under the direction of Mr. Gary Nordin, P.Geo., British Columbia, the designated Qualified Person for the Arroyo Verde project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.